November 21, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Application for Withdrawal of Post Effective Amendment No. 2 to Registration Statement on Form F-6 (No. 333-7222)

Ladies and Gentlemen:

Citibank N.A., as depositary (the "Depositary") acting solely on behalf of the legal entity created by the agreement contained in the American Depositary Receipts evidencing American Depositary Shares ("ADSs"), each representing one
(1) common share, of Kyocera Corporation (the "Company"), hereby requests, pursuant to Rule 477 promulgated under the Securities Exchange Act of 1933, as amended, that (i) the Post Effective Amendment No. 2 to Registration Statement on Form F-6 (No. 333-7222) (the "Registration Statement") be withdrawn effective as of the date of this letter (or as soon thereafter as possible) and (ii) the Securities and Exchange Commission (the "Commission") consent to such withdrawal.

The Depositary is requesting the withdrawal of the Registration Statement and the Commission's consent thereto because the Depositary has become aware that certain language was inadvertently included in the filing.

No ADSs have been issued pursuant to this Registration Statement.

This request is also being submitted electronically through EDGAR.

If any members of the Commission staff have questions regarding this request, please feel free to contact me at 212-816-6647 or thomas.crane@citi.com

Very truly yours,


/s/ Thomas Crane

Thomas Crane
Director
Citibank, N.A.

cc: Paul M. Dudek, Esq. (Chief, Office of International Corporation Finance, Securities and Exchange Commission, Division of Corporation Finance) Elliot Staffin, Esq. (Special Counsel, Office of International Corporation Finance, Securities and Exchange Commission, Division of Corporation Finance)